August 7, 2024

Eileen Smiley
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management

Re:	OneAscent Private Markets Access Fund (the “Fund”) File Nos. 333-278887 and 811-23957

Dear Ms. Smiley:

COVER PAGE

Securities Offered, page 4

1.	The section entitled Securities Offered on Page 4 contains a description of investments that the Fund can make when investments cannot be made promptly. This description of permissible investment is not contained in the description of the Fund’s policies on Page 7 of the prospectus. Further, the section entitled “Use of Proceeds” on Page 12 states that the Fund does not anticipate any material delay in fully investing the proceeds from the offering. Please include a description of the temporary investments the Fund can make in an appropriate place in the prospectus and delete from this section or reconcile the need for this disclosure on the cover page of the registration statement with the statement that the Fund does not anticipate any material delays in fully investing the proceeds of the offering.

RESPONSE: The Fund has reconciled the disclosure and made further revisions throughout the prospectus to clarify that the Fund anticipates that it may take between two to three months to fully invest the proceeds from the offering, and that pending investment of such proceeds in accordance with the Fund’s principal strategy, the Fund will invest in cash, cash equivalents, money market, short-term, high quality fixed-income mutual funds, publicly traded instruments such as exchange traded funds (“ETFs”), or through sub-advised portfolios using strategies that may include managed futures funds, long/short equity, arbitrage, event-driven strategies, REITs and commodities, among others.

REGISTRATION STATEMENT

2.       Please add page numbers to the registration statement.

RESPONSE: Page numbers have been added to the registration statement.

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632	4889-3067-8977.1

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

PROSPECTUS

Interval Fund, page 5

3.	In the first sentence of this section, please add disclosure to the effect that the Fund will purchase no less than 5% and no more than 25% of its outstanding shares in the quarterly repurchase offers.

RESPONSE: The sentence has been revised as follows:

The Fund conducts quarterly repurchase offers at NAV, of no less than 5% and no more than 25% of its outstanding shares.

Certain Risks, page 5

4.	In the fourth bullet point in this section on Page 5, add disclosure after the phrase “at least 5% of outstanding shares” specifying “but no more than 25% of outstanding shares”.

RESPONSE: The bullet point has been revised as follows:

Although the Fund will offer to repurchase at least 5% of outstanding shares, but no more than 25% of outstanding shares, on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer.

5.	Consider adding summary risk disclosure regarding the impact to shareholders seeking to tender their shares if the Fund receives a tender of more than 5% of the outstanding shares, and the process for allocating on a pro rata basis.

RESPONSE: As shown in the Response to Comment #4, the risk disclosure has been revised to include the impact to shareholders seeking to tender their shares if the Fund receives a tender of more than 5% of the outstanding shares. The process for allocating on a pro rata basis is discussed under the subsections entitled “Determination of Repurchase Offer Amount” and “Repurchase Amounts and Payment of Proceeds.”

6.	The Adviser is identified on the bottom of Page 5 under the section entitled Certain Risk Factors before the table of contents. Consider moving the identification of the Adviser to the Prospectus Summary section. Given the pagination of the registration statement, investors could miss the identification of the Fund’s investment adviser.

RESPONSE: The Adviser has been defined in the Prospectus Summary.

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

PROSPECTUS SUMMARY, pages 7-11

The Fund, page 7

7.	The use of the phrase “private markets” in the name of the Fund suggests investments in privately offered investments, and therefore please disclose an 80% investment policy to invest in private market investments.

RESPONSE: The following 80% policy has been added throughout the registration statement:

Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus any borrowings for investment purposes) in private market asset classes. Private market asset classes include (i) private equity, (ii) venture capital, (iii) real estate and real assets, and (iv) private credit. For purposes of the 80% policy, the types of investments the Fund may utilize include (i) direct investments in the equity and/or debt securities of private companies and real estate or real assets; and (ii) indirect investments through professionally managed funds that invest primarily in private market asset classes.

Investment Objective and Strategies, page 7

8.	The first sentence of this section on Page 7 states that the Fund seeks an “optimized” blended return. Please describe briefly here or later in response to Item 8 how the Fund defines “optimized” blended return.

RESPONSE: The word “optimized” has been removed from the investment objective, which now reads as follows:

The investment objective of the Fund is to achieve a~~n optimized~~ blended return of income and capital appreciation, with special consideration given to investments that it believes will make an impact according to its values driven investment philosophy.

9.	In the second paragraph of this section on Page 7, please disclose the Fund’s 80% investment policy and how it defines “private market” investments for purposes of its 80% policy and whether it includes private market equity and debt investments. Also, please disclose the types of investments (debt and equity) that the Fund will invest in for purposes of its 80% policy.

RESPONSE: Please see the revised response to Comment 7.

10.	Consider adding the disclosure regarding the Fund’s permissible temporary investments detailed on the Cover Page to this section of the prospectus, or in response to Item 8 of Form N-2 to fully disclose the permissible investments of the Fund.

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

RESPONSE: The following disclosure has been added under the subsection entitled “Liquid Securities and

Short-Term Investments”:

Pending investment of the proceeds from the offering in accordance with the Fund’s principal strategy, assets will be invested in the liquid, short-term investments mentioned above.

Repurchases of Shares, page 9

11.	In the first sentence of this section add disclosure to the effect that quarterly repurchases will not exceed 25% of outstanding shares.

RESPONSE: The first sentence has been revised as follows:

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers at NAV of no less than 5% and no more than 25% of the shares outstanding.

12.	Similar to Comment 5, add disclosure of the impact to shareholders if tenders exceed 5% of the outstanding shares (i.e., that repurchases will be done on a pro rata basis).

RESPONSE: The following disclosure has been added:

If shareholders tender for repurchase more than the repurchase offer amount for a given quarterly repurchase offer, the Fund will repurchase the shares on a pro rata basis.

Summary of Risks, pages 9-10

13.	Please explain supplementally to the staff whether the summary of risks contained on Pages 9-10 are the principal risks of the Fund, and if so, please change the title to “Summary of Principal Risks.”

RESPONSE: The summary of risks contained on Pages 9-10 are the principal risks of the Fund and the title has been changed as requested.

14.	The fourth bullet point of this section on Page 9, discloses that the Fund could be subject to risks from the jurisdictions and sectors in which it invests. The jurisdictions and sectors in which the Fund may invest are not detailed in the Investment Objective and Strategies section beginning on Page 7 or in response to Item 8. Please ensure that the investment strategies of the Prospectus align with the principal risks. For example, if the Fund may invest outside of the United States, please disclose that fact in the strategies section and include corresponding risk disclosure.

RESPONSE: The Registrant believes the principal investment strategies align with the principal risks. The Fund discloses that its venture capital investments are often in technology and healthcare-related

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

industries, and the principal risks of technology and healthcare are disclosed under Sector Concentration Risk. The Fund will not invest outside of the United States as part of its principal investment strategy.

15.	The Fund lists bullet points related to risks related to fixed income securities in bullets 6, 7, 8, 9 and 11 on Pages 9-10, including investments in junk bonds. Please add disclosure in the investment strategy section that the Fund may invest in fixed income securities, including junk bonds.

RESPONSE: The Fund’s strategy with respect to fixed-income securities is discussed under the subsection entitled “Private Credit Investments.” The following disclosure has been added with respect to junk bonds:

Such fixed-income securities may include below investment grade debt (or “junk” bonds).

16.	There is no disclosure of the risks of investing in equity securities. Item 8, however, contains disclosure that the Fund may invest in equity securities. If the Fund intends to invest in private equity investments as a principal strategy, please add disclosure of this strategy in the investment strategy summary section and/or Item 8 disclosure of the Fund’s investment strategies and include corresponding risk disclosure in an appropriate place in the prospectus.

RESPONSE: The summary section of the Fund’s investment strategy includes disclosure that the Fund will be investing in private equity (directly and/or indirectly). The risks pertaining to private equity are discussed under “Private Funds Risk” and the risks pertaining to equity securities are discussed under risk factors such as “Equity Investments Risk” and “ETF Risk.”

INVESTMENT OBJECTIVE, STRATEGIES, AND PROCESS, pages 12-16

Investment Strategies, pages 12-16

17.	Under the heading “Use of Proceeds” on Page 12, please disclose how long it is expected to take for the Fund to fully invest net proceeds in accordance with the Fund’s investment objectives and policies.

RESPONSE: The disclosure has been revised to state that it may take between two to three months to fully invest net proceeds in accordance with the Fund’s investment objectives and policies.

18.	Please conform the section entitled “Investment Strategies” to add the Fund’s 80% policy and identify the types of private market investments (e.g., equity and/or fixed income) that count towards the Fund’s 80% policy.

RESPONSE: The following 80% policy has been added to the “Investment Strategies” section:

Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus any borrowings for investment purposes) in private market asset classes. Private market asset classes include (i) private equity, (ii) venture capital, (iii) real estate and real assets, and (iv) private credit.

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

Furthermore, the following disclosure has been added to address the types of private market investments that count towards the 80% policy:

For purposes of the 80% policy, the types of investments the Fund may utilize include (i) direct investments in the equity and/or debt securities of private companies and real estate or real assets; and (ii) indirect investments through professionally managed funds that invest primarily in private market asset classes.

19.	The third full paragraph of the section entitled “Investment Strategies” on Page 13 states that direct investments will be associated with co-investment opportunities. Please explain supplementally to the staff what the Fund means by "co-investment" opportunities and whether such opportunities will involve co-investments with affiliates of the Fund. If so, please explain supplementally to the staff whether the Fund has filed for exemptive relief to co-invest with affiliates, the status of any exemptive application, or is otherwise relying upon no-action relief for such transactions.

RESPONSE: Direct investments may be sourced either from primary relationships or through the funds in which we invest. The use of the term “co-investment” is for those deals that are sourced through the relationship with a fund manager and represent direct investments in a portfolio company equity or debt. Although the Fund does not currently intend to invest side by side with affiliates, the Adviser anticipates filing for exemptive relief proactively in case any such opportunities were to arise in the future. The co-investment exemptive application is currently in process, and the Adviser confirms that it will update the prospectus if and when such application is granted.

Real Estate and Real Assets Investments, page 14

20.	The first full paragraph discloses how the Fund defines real estate and real assets investments. Subparagraph (i) includes references to common stock, and preferred equity. Please confirm to the staff that the instruments in (i) will be privately traded securities or if publicly traded that such instruments will not be counted towards the 80% policy of the Fund. Similarly, subparagraph (iii) identifies publicly traded REITS as one of those instruments. Please confirm to the staff that publicly traded REITs will not be counted towards the Fund’s 80% policy.

RESPONSE: The Fund confirms that the instruments in (i) will be privately traded securities. The Fund confirms that any publicly traded REITs will not count towards the Fund’s 80% policy.

21.	The last paragraph of the section entitled "Real Estate and Real Assets Investments" on Page 14, discloses that the Fund may take advantage of opportunities to provide the Fund with exposure to commodities, energy, natural resources and other real estate. Please explain supplementally to the staff whether investments in these assets will be a principal strategy and how (e.g., derivatives, investments through a subsidiary) the Fund will obtain exposure to these assets. The staff could have additional comments.

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

RESPONSE: Investments in these assets will be a principal strategy of the Fund. The Fund will obtain exposure to these assets through registered funds, private operating companies, and private funds that are not within the definition of investment company under Section 3(a)(1) of the 1940 Act or are otherwise excluded from the definition of investment company by Section 3(c)(5) of the 1940 Act.

22.	Please supplementally explain if the Fund will invest through an entity that is primarily controlled by the Fund (i.e., a subsidiary) for these real asset investments, and which entity primarily engages in investment activities in securities or other assets. We may have additional comments.

RESPONSE: The Fund does not anticipate establishing a separate entity that is primarily controlled by the Fund to make such real asset investments.

Liquid Securities and Short-Term Investments, page 14

23.	The first paragraph of this section describes how the Fund may invest in certain publicly traded instruments and public companies that have exposure to private markets. The section entitled “Portfolio Construction” on Page 15 contains a chart that states that such investments will be between 10-30% of the portfolio. Please confirm to the staff that investments in public securities will not be counted towards the 80% policy and clarify that investments in public securities can exceed 20% of the Fund’s net assets only if taken for temporary defensive purposes. Please add disclosure that the Fund’s investments in publicly traded securities can only exceed 20% under temporary defensive conditions.

RESPONSE: The Fund confirms that investments in public companies will not be counted towards the 80% policy. However, the Fund may invest in professionally managed funds that invest primarily in private market asset classes under its 80% policy. Under the heading Portfolio Construction, the following changes have been made:

Such allocations may vary from time to time, especially during the Fund’s initial period of investment operations, and the Adviser maintains complete and absolute discretion to adjust the allocations in response to changing market opportunities and conditions as well as other pertinent factors. The Adviser may from time to time, for temporary and/or defensive reasons, take positions that are inconsistent with these target weightings. Specifically, the Adviser may take positions in various public equities that exceed 20% of the Fund’s assets. If and when the Adviser determines to pursue such strategy, the Fund may not achieve its investment objective while it does so, which could reduce the benefit from any upswing in the market.

Investment Process, pages 15-16

24.	Please disclose how the Fund is defining investment managers who are "faith-driven managers or who are aligned in mission with faith-based investors". Please disclose how the Fund is defining predatory lending practices, human rights violations, and patterns of ethics controversies.

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

RESPONSE: To define investment managers who are “faith-driven managers or who are aligned in mission with faith-based investors," the Adviser utilizes its proprietary investment evaluation scorecard when conducting research on a manager’s investment strategy and processes that it deploys when considering an investment. This research allows the Adviser to evaluate the manager’s values that underpin its culture and whether the manager will make investments that align with the Adviser’s values-based investing process. The Adviser may also ask a manager to agree to language allowing the Fund to not participate in investments that would violate the Adviser’s values driven investment process. Certain revisions to the prospectus have been made.

To define predatory lending practices, human rights violations, and patterns of ethics controversies, the Adviser, through its proprietary Elevate software tool, aggregates real-time screening data from MSCI ESG Manager and ISS DataDesk alongside manager and analyst observations from the field. The Adviser’s Values-Based Investing Committee sets screening policy and adjudicates as individual cases requiring judgment arise. Certain revisions to the prospectus have been made.

25.	Please disclose how the Fund is defining the following disclosed qualities and characteristics: addressing unmet and undeserved needs in the marketplace, providing purposeful vocations and add meaning to work, fostering vibrant communities, embracing partnership and a spirit of collaboration, cultivating our natural resources, and enhancing our well-being and corporate human experience.

RESPONSE: Clarifications in the prospectus have been made to better define the above qualities and characteristics. As noted in response to Comment 24, the Adviser utilizes its proprietary investment evaluation scorecard when conducting initial research and uses the same tools to routinely evaluate whether an investment continues to promote the above-referenced qualities and characteristics.

Risk Factors, pages 16-27

26.	The section entitled “Co-Investment Transactions Risk” on Page 17 states that “registered closed-end funds are permitted to, and may, simultaneously co-invest in transactions where price is the only negotiated term”. Please supplementally explain to the staff the basis for this statement.

RESPONSE: The basis for the statement is Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000). Specifically, in the no-action letter, the SEC Staff stated that it would not recommend enforcement action under Section 17(d) or Rule 17d-1 if, among other conditions, price was the only term negotiated with respect to the joint purchase of private placement securities.

27.	The section entitled “Co-Investment Transactions Risk” on Page 17 states that “the Fund relies, in part, on affiliates to assist with identifying and executing on” investment opportunities. Please explain supplementally to the staff whether the Fund shares investment personnel with any affiliate. The staff could have additional comments.

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

RESPONSE: As noted below in the responses to Comments 32 & 33, OneAscent Capital, LLC (the Adviser) and OneAscent Investment Solutions, LLC (“OneAscent Investments”) are wholly-owned subsidiaries of OneAscent Holdings, LLC (“OneAscent”). All employees of the Adviser and OneAscent Investments are ultimately employees of OneAscent.

28.	The third paragraph in the section entitled “Fund Investments Liquidity Risk” on Page 21, states that “some loans and other debt instruments” are not readily marketable and may be subject to restrictions on resale. Please add disclosure that this same risk could apply equally to all of the Fund’s private market investments, including equity securities.

RESPONSE: The disclosure has been revised as follows:

Some ~~loans and other debt instruments~~ of the Fund’s private market investments are not readily marketable and may be subject to restrictions on resale.

29.	There is a section entitled “Sector Concentration Risk” on Page 24. There is no discussion of sector concentration risk in the summary risk section of the Fund. If sector risk is a principal risk of the Fund, consider adding it the summary risk section of the prospectus.

RESPONSE: The following disclosure has been added to the summary section:

The Fund may focus a portion of its investments in securities of technology and healthcare companies. Economic, legislative or regulatory developments may occur that significantly affect those sectors, which may cause the Fund’s net asset value to fluctuate more than that of a fund that does not focus in particular sectors;

30.	There is section entitled “Small- and Medium Capitalization Companies Risk” on Page 24. There is no discussion of this risk in the summary risk section. If this is a principal risk of the Fund, consider adding it to the summary risk section of the prospectus.

RESPONSE: The following disclosure has been added to the summary section:

The Fund may invest a portion of assets in small- and medium-capitalization companies, which are newly formed or have limited product lines, distribution channels and financial and managerial resources. While such investments may provide significant potential for appreciation, they may also involve higher risks for the Fund when compared to investment companies that focus only on large-capitalization companies;

MANAGEMENT OF THE FUND, pages 27-32

Sub-Advisers, pages 27-28

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

31.	The second full paragraph of this section on Page 28 states that the Adviser pays the two Sub-Advisers 10% and 20% of the Management Fee. Item 9.1.b. requires that advisory fees be expressed as a percentage of average net assets. Please revise the disclosure of the subadvisory fees to a percentage of the average net assets of the Fund.

RESPONSE: The disclosure has been revised as follows:

The Adviser, not the Fund, pays Bonaventure and IRP ~~10%~~ 0.15% and ~~20%~~ 0.30% of the Fund’s average daily net assets ~~Management Fee~~, respectively.

Portfolio Managers, pages 28-30

32.	Page 28 of this section describes the qualifications of Mr. Pearson and states that he is the President of Investment Solutions of OneAscent. Please describe supplementally to the staff the relationship of OneAscent to the Adviser and whether Mr. Pearson is an employee of the Adviser or OneAscent.

RESPONSE: OneAscent Capital, LLC (the Adviser) and OneAscent Investment Solutions, LLC (“OneAscent Investments”) are wholly-owned subsidiaries of OneAscent Holdings, LLC (“OneAscent”). All personnel of the Adviser and OneAscent Investments, including Mr. Pearson, are ultimately employees of OneAscent.

33.	Page 28 of this section describes the qualifications of Mr. Willis and states that he is the Director of Portfolio Strategy for OneAscent Investments. Please describe supplementally to the staff the relationship of OneAscent Investments to the Adviser and whether Mr. Willis is an employee of the Adviser or OneAscent Investments. The staff could have additional comments.

RESPONSE: OneAscent Capital, LLC (the Adviser) and OneAscent Investment Solutions, LLC (“OneAscent Investments”) are wholly-owned subsidiaries of OneAscent Holdings, LLC (“OneAscent”). All personnel of the Adviser and OneAscent Investments, including Mr. Willis, are ultimately employees of OneAscent.

Administrator, Accounting, and Transfer Agent, page 30

34.	Page 30 identifies the Administrator of the Fund and discloses that the Fund Administrator receives a fixed rate and asset based fee for providing administrative services to the Fund. Please disclose the amount of the fixed rate and the asset-based rate that the Administrator receives for providing such services.

RESPONSE: The amounts received by the Administrator for providing such services will be available in the Statement of Additional Information in the first annual update.

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

CONFLICTS OF INTEREST, pages 33-35

35.	The Fund reserves the right to use leverage for investment purposes and to fund the quarterly repurchases. Please add disclosure of the conflicts of interest that could arise due to the use of leverage or other techniques that could have the effect of increasing the Adviser’s compensation.

RESPONSE: Registrant has added “Leverage Risk” to the prospectus, which outlines risks and special considerations for shareholders.

Anti-Takeover Provisions in the Declaration of Trust, pages 42-43

36.	The first complete sentence of this section on Page 43 states that "[e]ach Trustee is elected for an indefinite term and does not stand for reelection". Please revise or otherwise explain how this complies with section 16 of the Act.

RESPONSE: The trustees were elected by the initial shareholder of the Fund. As stated in the prospectus, “[a] Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter.” Further, Section 16 of the 1940 Act requires that trustees call a special meeting of shareholders to vote on removal of a trustee if recordholders of at least 10% of the outstanding shares of the Fund request such meeting in writing. These are a few examples of how trustees can be removed but there is nothing in the 1940 Act nor Delaware Statutory Trust Act of 2002 limiting the term of the trustees or requiring annual meetings where trustees must be re-elected.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies, pages 54-55

37.	Fundamental Policy (5) on Page 54 states that the Fund may not “purchase or sell real estate or interests in real estate or real estate mortgage loans” subject to certain exceptions. On Page 55 in the section entitled “Additional Fundamental Policies” the Fund has adopted an additional fundamental policy stating that the Fund may invest in real estate. Please reconcile these fundamental policies disclosure. Please also see Comment 19.

RESPONSE: The fundamental policy stating that the Fund may not invest in real estate has been removed.

38.	Please add disclosure regarding the Adviser's policies for allocating investment opportunities among various clients. Explain supplementally to the staff whether the Adviser and the affiliates that it relies upon have policies and procedures regarding the allocation of investment opportunities and, if so, add disclosure explaining those policies.

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

RESPONSE: The Adviser has policies for allocating investment opportunities among various clients and relevant disclosure has been added to the SAI. The Adviser and its affiliates have policies for allocating investment opportunities among various clients and relevant disclosure has been added to the SAI.

39.       Disclosure on Page 71 regarding "involuntary repurchases" states that the Fund may involuntarily redeem shares if continued ownership "may be harmful or injurious to the business or reputation of the Fund.” Please delete and revise the disclosure to be consistent with Rule 23c-2 under the Investment Company Act of 1940.

RESPONSE: The subsection entitled “Involuntary Repurchases” has been removed and replaced with the following:

Discretionary Repurchase Offers

Under Rule 23c-3(c), in addition to its quarterly repurchase of shares, the Fund may offer to repurchase its shares on a discretionary basis, provided that (i) the offer is made to all Fund shareholders, (ii) the offer is made no more frequently than every two years, and (iii) certain other conditions of Rule 23c-3(b) are met.

ORGANIZATIONAL DOCUMENTS, DECLARATION OF TRUST

40.	Article V, Section 6(b)(1) of the Declaration of Trust contains provisions that if a demand is rejected that the shareholder may not maintain a derivative action unless they sustain the burden of proof. Please revise the organizational documents to state that this provision does not apply to claims under the federal securities laws and also disclose this provision in an appropriate place in the prospectus and that it does not apply to claims under the federal securities laws.

RESPONSE: The Declaration of Trust will be amended as requested prior to commencing the public offering. The prospectus contains disclosure regarding the process for a derivative suit including qualifications that certain elements do not apply to claims arising under federal securities laws.

41.	Article VIII, Section 4 of the Declaration of Trust describes that the Trust is obligated to purchase insurance for trustees and offices to the fullest extent permitted by applicable law. Please revise the phrase "applicable law" or add a statement that applicable law includes the federal securities laws, and the purchase of insurance must be consistent with Article VIII Section 2(a) of the Declaration of Trust.

RESPONSE: The Declaration of Trust will be amended to include the phrase “including federal securities laws” and that the purchase of insurance must be consistent with Article VIII Section 2(a) of the Declaration of Trust prior to commencing the public offering.

42.	Article IX, Section 11 of the Declaration of Trust contains a provision that the Court of Chancery of the State of Delaware shall be the exclusive forum unless such court does not have subject matter jurisdiction. Please revise this provision to state explicitly that this provision does not apply to claims

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus: (1) this provision; (2) that it does not apply to claims arising under the federal securities laws; and (3) the corresponding risks of such a provision even as to non-federal securities law claims (e.g., that plaintiffs may have to bring suit in an inconvenient and less favorable forum).

RESPONSE: The Declaration of Trust will be amended as requested prior to commencing the public offering, and the following disclosure has been added to the prospectus:

With the exception of claims arising under federal securities laws, the Declaration of Trust provides that claims must be brought exclusively in a Delaware state court, which could limit shareholder suits to an inconvenient and less favorable forum.

BYLAWS

43.	Section 6.02 of the By-laws contains provisions that the Trust shall indemnify any Covered Person under certain circumstances. Please revise this provision to make explicit that this indemnification provision is subject to the limitations of Article VIII, Section 2(a) of the Declaration of Trust and the federal securities laws.

RESPONSE: The Registrant believes Sections 6.04 and 6.06 of the By-laws make clear that indemnification under Section 6.02 is subject to Article VIII of the Declaration of Trust.

44.	Section 6.04(e) states that trustees and officers will not be protected against any liability to the Trust or its shareholders based on certain disqualifying conduct. Please revise this provision to state explicitly that Trustees and officers also will not be indemnified by the Trust for this conduct.

RESPONSE: The following revisions have been made to the By-Laws:

Section 6.04. INDEMNIFICATION. Indemnification shall be made under Sections 6.02 or 6.03 of this Article VI such that:

(e)       nothing in the Declaration of Trust or in these By-Laws shall be deemed to indemnify or protect any Trustee or officer of the Trust against any liability to the Trust or its Shareholders to which such person would otherwise be subject by reason of willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office; and

POWERS OF ATTORNEY, EXHIBIT 99.2S

45.	The powers of attorney attached for David Carson (interested trustee) and Kenneth Grant (independent trustees) appear to contemplate only amendments to the Trust’s Registration Statement but not the initial registration statement. Your exhibits reference powers of attorney signed on April 5, 2024 and April 18, 2024. Please advise the staff whether Mr. Carson and Mr. Grant signed a power of attorney authorizing the filing of the initial registration statement. Section 6(a) of the Securities Act of 1933

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

requires that registration statements be signed by a majority of the Trustees. Please ensure that a pre-effective amendment to this registration statement is signed by all personnel required under Section 6(a) of the Securities Act of 1933, including a majority of the Trustees and any revised powers of attorney are filed as exhibits.

RESPONSE: The Registrant regrets the scrivener’s error that omitted reference to the initial registration statement in the powers of attorney for Messrs. Carson and Grant, and confirms that the pre-effective amendment will be signed by all personnel required under Section 6(a) of the Securities Act of 1933 and will include revised powers of attorney as exhibits.

GENERAL COMMENTS

46.	Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

RESPONSE: There have not been any test the waters materials shared with potential investors in connection with this offering

47.	We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

RESPONSE: Acknowledged.

48.	A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

RESPONSE: Acknowledged.

49.	There is no indication that the Fund proposes to engage in any formation transactions. Please confirm to the staff if the Fund anticipates entering any form of portfolio formation transactions in advance of going effective.

RESPONSE: The Fund does not intend to engage in any formation transactions.

50.	If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

RESPONSE: There is no intention on omitting certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A.

Eileen Smiley, U.S. Securities & Exchange Commission

August 7, 2024

51.	Please advise the staff of the status of the exemptive application that you state you have filed to allow co-investments between the Fund and its affiliates and if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with your registration statement.

RESPONSE: Registrant is preparing the exemptive relief and notes it is not currently required to manage the portfolio as contemplated.

52.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

RESPONSE: Acknowledged.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Very truly yours, /s/ Cassandra W. Borchers Cassandra W. Borchers
cc:	Michael Spratt, Assistant Director Thankam Varghese, Branch Chief